VIA EDGAR

March 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald Alper

Re: Twelve Seas Investment Company III

Draft Registration Statement on Form S-1

Submitted January 31, 2025

CIK 0002052243

Dear Mr. Alper:

Twelve Seas Investment Company III (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2025 relating to the Draft Registration Statement on Form S-1, filed by the Company with the Commission on January 31, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted January 31, 2025

Cover Page

1.	In clause (iii) of your explanation of the anti-dilution provision of the Class B shares, please clarify whether redemptions by Class A holders in connection with a charter amendment will be subtracted from the calculation.

We have revised the disclosure here and elsewhere in the Registration Statement to add that redemptions by Class A holders in connection with a charter amendment will be subtracted from this calculation.

2.	We note your disclosure that anti-dilution rights of the founder shares may result in material dilution to your public shareholders. Please revise to discuss whether any other compensation to be paid or securities issued to the sponsor, its affiliates, and promoters, including but not limited to securities to be issued upon the conversion of loans, the issuance of shares upon changes to the size of the offering, or the conversion of private placement rights, may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

We have revised the paragraph here and elsewhere in the Registration Statement to add the disclosures requested by the Staff.

3.	We note disclosure on page 20 that if you increase or decrease the size of the offering, you will effect a share capitalization or other mechanism with respect to the Class B shares so as to maintain the ownership of the founder shares by your initial shareholders, on an as-converted basis, at 25% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page and in the discussions of securities that may become issuable to the sponsor in the section "Our Sponsor" on pages 20 and 111.

We have revised the disclosure here and elsewhere in the Registration Statement in response to the Staff’s comment.

Summary

Our Business Strategy -- Non-U.S. Geographic Opportunity

Competitive Differentiation, page 11

4.	We note your disclosure that “[b]ecause we have limited experience in China, as a general rule, we will not pursue opportunities related to China.” Please clarify whether you will or will not pursue opportunities related to China. If you will pursue opportunities related to China, please provide appropriate disclosure, including risk factor disclosure.

We have revised the disclosure here and elsewhere in the Registration Statement in response to the Staff’s comment to indicate we will not pursue opportunities in China.

Anticipated expenses and funding sources, page 29

5.	Please reconcile the statement that no proceeds held in the trust account will be available for your use except that interest may be withdrawn from the trust account to pay taxes with the statement that you may pay expenses from interest withdrawn from the trust account.

We have revised the disclosure here to indicate that no proceeds held in the trust account will be available for our use, except that interest may be withdrawn from the trust account to pay taxes.

Redemption rights for public shareholders upon completion of our initial business combination, page 33

6.	Please explain why non-managing sponsor investors will potentially have different interests than your other public shareholders in approving the business combination if they purchase all of the units for which they have expressed an interest. It appears that non-managing sponsor investors will in fact have different interests from public shareholders regardless of the amount of units they purchase because they will indirectly own founder shares.

We have revised the disclosure here and elsewhere in the Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 40

7.	Please expand your disclosure here and in the Conflicts of Interest disclosure beginning on page 151 to disclose that your sponsor, officers and directors have complete discretion as to which blank check company they choose to pursue a business combination with and the order in which they pursue business combinations for any of their existing or future blank check companies, consistent with your disclosure on page 81.

We have revised the disclosure here and elsewhere in the Registration Statement in response to the Staff’s comment.

We may not be able to complete an initial business combination .. . ., page 72

8.	We note your statement that your sponsor is a limited liability company formed in Delaware and is not controlled by, nor has substantial ties with, a non-U.S. person. Please revise to include a statement as to whether your sponsor has any members who are non-U.S. persons.

We have revised the disclosure in response to the Staff’s comment to indicate that our sponsor has no members who are non-U.S. persons.

Underwriting, page 192

9.	Revise the table of underwriting discounts and commissions to include all items considered by FINRA to be underwriting compensation, including the private placement units to be purchased by CCM. Please see Item 508(e) of Regulation S-K.

We have revised the indicated table in response to the Staff’s comment.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Dimitri Elkin
Dimitri Elkin, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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